Securities and Exchange Commissions,
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

SEC
Mail Processing
Section

FEB 27 2008

Washington, DC
101

19 February 2008
DKLER

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

[redacted]

08001238

SUPPL

SEC File Number, 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the
Copenhagen Stock Exchange no. 3/2008.

Yours sincerely,
Coloplast A/S

Leise Rasmussen
Corp. Communications & IR

Direct tel: +45 4911 1921
E-mail: dkler@coloplast.com

Leise Rasmussen
Executive Secretary

Corporate Communications

Dir. tlf. +4549111921
Mobil +4530851921
Fax +4549111555
dkler@coloplast.com

PROCESSED
MAR 17 2008
THOMSON
FINANCIAL

3/13

Interim financial report
19 February 2008

Q1 2007/08



World Leader in Intimate Healthcare

Coloplast develops products and services to make life easier for people with deeply personal and private medical conditions.

These conditions are often associated with trauma and taboo.

The more intimate the condition, the greater the requirement to come closer to customers, understand their world, and develop solutions that are sensitive to their special needs.

Coloplast

Coloplast

Contents

Announcement No. 3/2008
19 February 2008

Interim financial report, Q1 2007/08

(1 October 2007 – 31 December 2007)

Coloplast generated 11% organic growth in the first quarter, reinforcing its position as the world's leading supplier of intimate healthcare products. The company retains the full-year earnings forecast, but lowers its forecast for organic growth exclusively because of weaker revenue flows in the German healthcare business HSC. In DKK-terms, both revenue and earnings will be affected by exchange rate developments.

"We've achieved good Q1 results: 11% organic growth and a 16% EBIT margin. Even though we have lowered our full-year forecast due to HSC, we maintain our long-term goal of double-digit growth and an EBIT margin of 18%-20%. Our targets are unchanged," said Coloplast CEO Sten Scheibye.

- In DKK-terms, revenue was up by 10% to DKK 2,113m. Organic growth was 11%, while exchange rate developments took 3% off revenue growth. Recognising contract production in the wound care business produced a technical 2% increase in revenue (see Announcement No. 2/2008).

- Organic growth rates by business area: Ostomy Care 12%, Urology and Continence 10%, Wound and Skin Care 8%. The recent 12 months of growing ostomy care sales have propelled Coloplast to the position as the global No. 1 in Ostomy Care. The company is also the market leader in Urology and Continence Care, while there is still work to do to improve the current global ranking as number four in the Wound and Skin Care segment.

- The increases from 13% to 16% in the reported operating margin and in the reported EBIT of 33% to DKK 340m were mainly the result of non-recurring costs and a gain from the sale of a property in Denmark. The underlying operating margin of 16% was in line with last year's rate. Going forward, Coloplast is focused on lifting profitability through the ongoing relocation of production facilities and by constantly optimising SG&A processes.

- HSC, Coloplast's German homecare company, has seen its number of employees reduced by about 50% (see Announcement No. 20/2007). HSC's sales organisation is being restructured with a view to creating profitable growth under the competitive tendering system being introduced in the German homecare market.

- In December 2007, the shareholders in general meeting authorised Coloplast to establish a new share buy-back programme of up to DKK 1bn. The new programme will be launched in Q2.

Outlook for 2007/2008

- **Organic revenue growth of about 8%, EBIT margin of 16%–17% at constant exchange rates** Exclusive of HSC, organic growth is expected to remain unchanged at 10%. The guidance for the full-year organic sales growth is reduced from about 10% to about 8% due to the DKK 150-250m revenue decline anticipated in the German homecare business. The EBIT margin forecast is unchanged at 16%-17% at constant exchange rates.

- **Contract production of Compeed products** A new contract for the production of Compeed products has led to a change in accounting treatment. Compeed products will not be recognised as organic growth, but will lift revenue by 2 percentage points and reduce the EBIT margin by 0.3 percentage point relative to the 2006/07 financial year (see Announcement No. 2/2008).

- **Exchange rate exposure** Applying the exchange rate levels prevailing at the end of January, we expect DKK-denominated revenue to drop by 3 percentage points and the EBIT margin to fall by 1 percentage point relative to the forecast measures at constant exchange rates.

Overall, the guidance implies 7% revenue growth in DKK-terms and a reported EBIT margin of 15%-16%, also in DKK-terms.

Financial highlights and key ratios

Unaudited

	Group DKKm 2007/08 3 months	Group DKKm 2006/07 3 months	Index	Group DKKm 2006/07 Year
Income statement				
Revenue	2,113	1,924	110	8,042
Research and development costs	-78	-60	130	-319
Operating profit bef. interest, tax, amortisation & depreciation (EBITDA)	470	395	119	1,590
Operating profit before special items	340	255	133	1,061
Operating profit (EBIT)	340	255	133	749
Net financial income and expenses	-8	-54	15	-154
Profit before tax	332	201	165	595
Coloplast's share of profit for the period	239	142	168	837
Revenue growth				
Annual growth in revenue, %	10	17		20
Components of the increase:				
Organic growth, %	11	7		10
Currency effect, %	-3	-2		-2
Acquired businesses, %	0	19		12
Other, %	2	0		0
Divested businesses, %	0	-7		0
Balance sheet				
Total assets	7,786	8,183	95	7,750
Invested capital	7,065	8,208	86	6,874
Net interest-bearing debt	3,514	3,306	106	3,181
Equity at year-end, Coloplast's share	2,255	2,777	81	2,398
Cash flow and investments				
Cash flow from operating activities	200	106	189	1,064
Cash flow from investing activities	-138	-112	123	35
Acquisition of property, plant and equipment, gross	141	134	105	745
Cash flow from financing activities	-439	-141	311	-1,423
Free cash flow	62	-6		1,099
Key figures ratios				
Operating margin, EBIT, %	16	13		9
Operating margin, EBITDA, %	22	21		20
Return on average invested capital (ROAIC), %	20	13		10
Economic profit	123	46		-227
Weighted average cost of capital (WACC), %	7.0	6.8		7.0
Return on equity, %	41	20		30
Ratio of net debt to EBITDA	1.87	2.09		2.00
Interest cover	14	10		10
Equity ratio, %	29	34		31
Rate of debt to enterprise value, %	14	12		12
Net asset value per share	47	58		50
Per share data				
Share price	443	511		497
Share price/net asset value per share	9	9		10
Average number of outstanding shares, millions	44	46		46
PE, price/earnings ratio	22	43		27
PE, price/earnings ratio, excl. discontinued operations	22	42		61
Dividend per share, DKK	-	-		9.00
Pay-out ratio, %	-	-		47
Earnings per share (EPS)	5	3		8
Free cash flow per share	1	0		24

Sales performance

Revenue that was previously classified as "Other" will now be distributed on the basis of its affiliation with one of our three business areas, Ostomy Care, Urology and Continence Care or Wound and Skin Care. See Announcement No. 1/2008. While the change will not affect consolidated revenue, it will improve sales performance transparency.

In DKK-terms, revenue was up by 10% to DKK 2,113m. Organic growth was 11% and contract production being recognised in the Wound Care business lifted revenue by 2%. See Announcement No. 2/2008. Developments in foreign exchange rates took 3% off growth.

Sales performance by business area

Unaudited	Q1 2007/08 DKKm	Q1 2006/07 DKKm	Organic growth	Exchange rates	Recognition of consumer products	Reported growth
Ostomy care	908	823	12%	-2%	-	10%
Urology and Continence	858	801	10%	-3%	-	7%
Wound and Skin care	347	300	8%	-3%	11%	16%
Total revenue	2,113	1,924	11%	-3%	2%	10%

Ostomy Care
Revenue from ostomy care products improved by 12% to DKK 908m in the first quarter compared to a relatively weak benchmark of 6% organic growth in Q1 2006/07.

The launch of SenSura, the new generation of ostomy bags, was the main driver of growth in the Ostomy Care business. SenSura has now been launched in 20 markets, and the product is expected to contribute to a growth rate in ostomy care products outperforming the market rate.

The recent 12 months of growing ostomy care sales have propelled Coloplast to the position as the global No. 1. The company has its largest market shares in Europe, and Coloplast continues to win market share in the USA and the rest of the World.

Urology and Continence Care
Q1 revenue from urology and continence care products improved organically by 10% to DKK 858m, expanding from the 8% organic growth rate in Q4 2006/07.

The Urology and Continence Care business generated decent Q1 growth. Catheter sales was the principal contributor, with SpeediCath Compact enjoying particularly good growth momentum. Sales of penis implants on the North American market also improved well.

Wound and Skin Care
Revenue from wound and skin care products grew organically by 8% to DKK 347m, expanding from last year's Q1 organic growth rate of 6% and the FY 2006/07 average of 6%.

Main contributors in this business area were Coloplast's advanced Biatain-Ibu foam dressing for chronic wounds and skin care products. There is a good momentum in sales of Biatain Ibu, albeit from a low level.

Developments in HSC, the German homecare company

The German homecare market is undergoing profound change. In the future, contracts will increasingly be put out to competitive tendering in order to reduce costs per patient. That will require a more efficient distribution structure in the German homecare market. For this reason, significant structural changes are occurring in the market and, as a result, one specific competitor applying quite unconventional methods has recruited about half of the employees of HSC, Coloplast's German homecare business. This situation is expected to cause a drop in homecare revenue of DKK 150–250m in the 2007/08 financial year. Overall, HSC generated revenue of DKK 500m in the German homecare market last year. The bulk of this revenue derives from ostomy care products from Coloplast and other suppliers.

Due to the changed market conditions and the greater proportion of sales to be generated through competitive tendering, Coloplast does not intend to fill all the vacant positions in HSC. Instead, we have merged HSC with our German sales subsidiary, Coloplast GmbH, in order to create a more efficient cost structure.

This more cost-effective business model will position Coloplast more strongly for future competitive tenders. Over the long term, therefore, we expect to win back the market share in the German homecare market.

Growth in ostomy care revenue is expected to lose momentum exclusively because of HSC.

Sales performance by region

Unaudited	Q1 2007/08 DKKm	Q1 2006/07 DKKm	Organic growth	Exchange rates	Recognition of consumer products	Reported growth
Europe	1,681	1,542	9%	-1%	1%	9%
Americas	285	255	18%	-10%	4%	12%
Rest of the World	147	127	14%	-7%	9%	16%
Total revenue	2,113	1,924	11%	-3%	2%	10%

Organic growth in Europe was 9%, driven by ostomy care and continence care products. Revenue from the European market was up by 9% to DKK 1,681m.

In the Americas, organic growth was 18%, while revenue rose by 12% to 285m. The US operations reported a satisfactory revenue performance from ostomy care products and a fair growth rate for urology and continence care products.
In the rest of the World, organic growth was 14%, while revenue rose by 16% to 147m.

Costs and EBIT

EBIT for the first quarter was DKK 340m for an EBIT margin of 16%. This 33% increase derived mainly from a DKK 53m improvement in non-recurring items. Adjusted for non-recurring items, EBIT improved by 10% to DKK 339m.

Non-recurring items

DKKm Unaudited	Q1 2007/08	Q1 2006/07
Sale of property in Kokkedal, Denmark	+31	
Cost of closing factories in relation to relocation	-10	
Integration costs, Mentor	-20	-40
Relocation in the USA		-12
Total non-recurring items	+1	**-52**

The costs of integrating Mentor are falling as the process nears completion, dropping from DKK 40m in Q1 2006/07 to DKK 20m in Q1 2007/08. As indicated in Announcement No. 20/2007, Coloplast expects to spend about DKK 30m on integrating Mentor during the 2007/08 financial year.

Costs related to closing down factories in Denmark in connection with the relocation of production from Denmark to Hungary and China are expected to amount to DKK 50m in the 2007/08 financial year (see Announcement No. 20/2007), DKK 10m of which amount was expensed in the first quarter.

The costs of integrating and closing factories were partially offset by non-recurring income of DKK 31m from the sale of a property in Kokkedal. Denmark.

Impact on profit of non-recurring items

Unaudited	Q1 2007/08			Q1 2006/07			Growth
DKKm	Reported	Non-recurring	Adjusted	Reported	Non-recurring	Adjusted	Adjusted
Revenue	2,113		2,113	1,924		1,924	10%
Cost of sales	-829	-10	-819	-776	-14	-762	7%
Gross profit	1,284		1,294	1,148		1,162	11%
Gross margin(%)	*61%*		*61%*	*60%*		*60%*	
Distribution costs	-660	-20	-640	-608	-26	-582	10%
Administrative expenses	-235		-235	-237	-12	-225	4%
R&D costs	-78		-78	-60		-60	30%
Other operating income	35	31	4	12		12	
Other operating expenses	-6		-6	0		0	
Special items	0		0	0		0	
EBIT	340	+1	339	255	-52	307	10%
EBIT margin (%)	*16%*		*16%*	*13%*		*16%*	

Coloplast's decision to accelerate the development of new products has caused a 30% increase in R&D costs. Increases in production costs (+7%) and administrative expenses (+4%) were all less than the sales growth, while distribution costs (+10%) were in line with the sales growth.

As part of the efforts to lift the EBIT margin, Coloplast streamlined a number of business processes in the US sales subsidiary in January 2008, eliminating about 50 job positions. The goal is for the Group's SG&A-costs to grow at a slower rate than revenue growth.

Profitability in the Wound and Skin Care business has improved after the sales efforts were refocused

on large markets rather than on generating sales in all national markets. Generating double-digit profitable growth remains the target for the Wound and Skin Care business.

EBITDA
EBITDA rose by 19% to DKK 470m. At DKK 130m, depreciation charges were slightly below last year's figure of DKK 140m due to assets divested (at Kokkedal, Denmark) and lower Danish kroner exchange rates.

Financial items and tax

Financial items
Financial items amounted to a net expense of DKK 8m, against DKK 54m in Q1 of last year. The main component of the DKK 46m improvement was a fair value adjustment of options (+ DKK 59m) resulting from a 13% drop in the Coloplast share price to DKK 442 per share at the end of the first quarter. These value adjustments will gradually diminish as the cash-settled option programmes expire during the period to 2013. Effective from 2005, Coloplast's option programmes have been equity-settled with the costs being expensed evenly in order to avoid value adjustments during the period.

Financial items

Unaudited	Q1 2007/08				Q1 2006/07		
DKKm	Income	Expenses	Net		Income	Expenses	Net
Interest	+9	-39	-30		+9	-47	-38
Fair value adjustment of options	+25		+25			-34	-34
Exchange adjustments					+19		+19
Other financial items	+2	-5	-3			-1	-1
Total financial items	**+36**	**-44**	-8		**+28**	**-82**	-54

The drop in interest expenses was due to the average net interest-bearing debt of the reporting period being slightly lower than last year. The year-end statement of the net interest-bearing debt did in fact show a 6% increase, but that was due mainly to the dividend payments made at the end of December.

Tax
The effective tax rate was 28% for a tax expense of DKK 93m, as compared with 27% and DKK 55m last year.

Cash flow and investments

Cash flows from operating activities
Cash flows from operating activities rose from DKK 94m to DKK 200m. The improvement was due to an increase in EBITDA (+ DKK 75m), a fall in interest expenses (+ DKK 34m) and a drop in tax paid (+91m), but it also included a negative impact of DKK 104m working capital increase.

The DKK 104m increase in working capital was mainly due to a planned, temporary increase of inventories relating to the relocation of production to Hungary and China.

The DKK 34m drop in interest expenses was due to the lower average net interest-bearing debt during the period and timing differences in interest payments.

The DKK 91m in lower taxes arose because Coloplast received DKK 62m in prior-year excess tax payments.

Investments
The DKK 141m investment in property, plant and equipment during the first quarter related mainly to the factories at Nyirbator, Hungary and Zhuhai, China. Construction of the US headquarters is scheduled to commence this year. The project is still expected to require an investment of approximately DKK 150m this year and of a further DKK 50m next year.

The sale of the property at Kokkedal, Denmark was finalised at the end of December, and an income of DKK 31m is recognised in the financial statements, but payment was only received in the second quarter.

Free cash flows
Net of total gross investment of DKK 144m and the sale of property, plant and equipment of DKK 6m, the free cash flow was an inflow of DKK 62m compared to an outflow of DKK 6m in Q1 2006/07.

Balance sheet and equity

Balance sheet
Total assets rose by DKK 36m during the quarter to DKK 7,786m. Non-current assets fell by DKK 95m to DKK 4,542m, mainly as a result lower Danish kroner exchange rates. Current assets increased by DKK 131m to DKK 3,244m, because inventory levels have been increased with a view to securing supply while production is being relocated from Denmark.

Shareholders' equity
Equity fell by DKK 143m during the reporting period and is derived from the profit for the reporting period (+ DKK 239m) and dividend paid (DKK (396m)). Other factors are gains from the sale of shares to employees in Denmark (gross of tax payment) (+ DKK 23m) and effects of exchange adjustments and exchange hedging (DKK (9)m).

Capital structure and share buy-back

Capital structure
Coloplast's Board of Directors and Executive Management review the company's capital structure and the application of excess liquidity on a regular basis. Our target is to have a ratio of net interest-bearing debt to EBITDA of 2.0–3.5.

Share buyback
In December 2007, the shareholders in general meeting authorised Coloplast to establish another share buy-back programme of up to DKK 1bn during 2008 and 2009. Given the current ratio of net interest-bearing debt to EBITDA, the share buy-back programme will commence already in the second quarter instead of as previously announced in the second half of the financial year.

Treasury shares and cancellation of shares
The holding of treasury shares fell by 49,285 during the first quarter to stand at 3,930,987 B shares at 31 December 2007. In December 2007, the shareholders in general meeting resolved to cancel 2,000,000 B shares from Coloplast's holding of treasury shares. This process has commenced and is expected to be completed in March 2008.

Outlook

Organic revenue growth of about 8%, EBIT margin of 16%–17% at constant exchange rates
The loss of employees in HSC is expected to impact sales to the homecare segment in Germany for the rest of the current financial year. Coloplast estimates the overall revenue setback at DKK 150–

250m and it will predominantly affect the Ostomy Care business area. Against that background, Coloplast anticipates organic revenue growth of about 8%, down from the previous guidance of about 10%.

Management believes that the events in HSC will impact the EBIT margin no more than what can be off-set by improvements elsewhere in the group.

Contract production of wound care products
The recognition of approximately DKK 160m in revenue from the contract production of Compeed products will have a technical effect on this year's financial statements without a corresponding increase in EBIT (see Announcement No. 2/2008). The change will technically lift revenue by 2 percentage points and dilute the EBIT margin by 0.3 percentage point.

Exchange rate exposure
Coloplast's revenue is particularly exposed to developments in USD and GBP. Due to Coloplast's production in the USA, changes in the DKK/USD exchange rate only have a slight effect on EBIT, while changes in the DKK/GBP exchange rate feed through to EBIT. The relocation of a large part of the production activities to Hungary means that costs will be affected by fluctuations in the DKK/HUF exchange rate.

Coloplast's full-year exchange rate exposure on a 10% depreciation of USD, GBP and HUF against Danish kroner

DKKm	Revenue	EBIT
USD	-110	0
GBP	-160	-90
HUF	-	+30

Measured in Danish kroner, at the exchange rate levels prevailing at the end of January, the reported full-year revenue would be reduced by 3 percentage points and the EBIT margin would be reduced by 1 percentage point.

In the current financial year, Coloplast has entered into currency hedging contracts that, applying exchange rates prevailing at 31 January, would produce currency hedging income of DKK 40m, which amount is recognised under financial items.

Healthcare reform in Britain
On 28 December 2007, Britain's Department of Health concluded a consultation round on a health reform. See the investor service announcement of 19 October 2007.

A new reform is not expected to be implemented until six months, at the earliest, after the results of the hearing have been announced. As there has been no new information to date, Coloplast expects that the potential effects of a British healthcare reform will not impact the company until in the 2008/09 financial year at the earliest.

Investments and tax
The previous guidance of full-year gross investments in property, plant and equipment of DKK 700–800m is unchanged.

The effective tax rate forecast is unchanged at about 28%.

Long-term goals
Coloplast maintains its long-term goals:
- to double economic profit at least every five years
- to have an EBIT margin of 18%-20%
- to generate organic revenue growth of around 10% per year

Management Statement

The Board of Directors and the Executive Management have today considered and approved the interim financial statements of Coloplast A/S for the three months to 31 December 2007.

The interim financial statements were prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the interim financial statements give a true and fair view of the Group's assets, liabilities and financial position and financial results of the reporting period.

Executive management

Sten Scheibye
President and CEO

Lene Skole
CFO

Lars Rasmussen
CCO

Board of directors

Michael Pram Rasmussen
Chairman

Niels Peter Louis-Hansen
Deputy Chairman

Sven Håkan Björklund

Per Magid

Torsten Erik Rasmussen

Jørgen Tang-Jensen

Ingrid Wiik

Thomas Barfod

Mads Boritz Grøn

Knud Øllgaard

Income statement

Unaudited

Note		Group DKKm 2007/08 3 months	2006/07* 3 months	Index
1	Revenue	2,113	1,924	110
	Cost of sales	-829	-776	107
	Gross profit	**1,284**	**1,148**	**112**
	Distribution, sales and marketing costs	-660	-608	109
	Administrative expenses	-235	-237	99
	Research and development costs	-78	-60	130
	Other operating income	35	12	
	Other operating expenses	-6	0	
1	**Operating profit (EBIT)**	**340**	**255**	**133**
2	Financial income	36	28	129
3	Financial expenses	-44	-82	54
	Profit before tax	**332**	**201**	**165**
	Tax on profit for the period	-93	-55	169
	Net profit for the period, continuing operations	**239**	**146**	**164**
9	Net profit for the period, discontinued operations	0	-4	
	Profit for the period	**239**	**142**	**168**
	Shareholders in Coloplast A/S	239	142	
4	Minority interests	0	0	
		239	**142**	**168**
	Earnings per Share (EPS)	5	3	
	Earnings per Share (EPS), diluted	5	3	

* Adjusted for discontinued operations

Assets
Unaudited

Note		Group DKKm At 31 Dec 07	At 30 Sep 07	At 31 Dec 06
	Assets			
	Acquired patents and trademarks	1,189	1,275	1,452
	Goodwill	620	639	998
	Software	109	120	120
	Prepayments and assets in progress	51	30	33
	Intangible assets	**1,969**	**2,064**	**2,603**
	Land and buildings	1,147	1,200	1,126
	Plant and machinery	602	631	656
	Other fixtures and fittings, tools and equipment	175	178	228
	Prepayments and assets in progress	495	406	308
	Property, plant and equipment	**2,419**	**2,415**	**2,318**
	Investment in associates	0	0	2
	Other investments	13	13	7
	Deferred tax asset	141	145	123
	Investments	**154**	**158**	**132**
	Non-current assets	**4,542**	**4,637**	**5,053**
	Inventories	**1,029**	**940**	**916**
	Trade receivables	1,665	1,619	1,661
	Receivables from associates	0	0	6
	Income tax	60	73	0
	Other receivables	148	138	158
	Prepayments	81	70	80
	Receivables	**1,954**	**1,900**	**1,905**
	Marketable and securities	**1**	**1**	**1**
	Cash and bank balances	**260**	**272**	**308**
	Current assets	**3,244**	**3,113**	**3,130**
	Assets	**7,786**	**7,750**	**8,183**

Equity and liabilities
Unaudited

Note		Group DKKm At 31 Dec 07	At 30 Sep 07	At 31 Dec 06
	Equity and liabilities			
	Share capital	240	240	240
	Fair value reserve	9	4	-35
	Proposed dividend for the year	0	396	0
	Retained earnings	2,006	1,758	2,572
	Equity before minority interests	**2,255**	**2,398**	**2,777**
4	**Minority interests**	**2**	**2**	**1**
	Equity before minority interests	**2,257**	**2,400**	**2,778**
	Provision for pensions and similar liabilities	115	103	105
	Provision for deferred tax	214	202	155
	Other provisions	12	11	24
	Mortgage debt	537	580	589
	Other credit institutions	1,753	1,792	2,167
	Other payables	21	52	9
	Deferred income	391	354	273
	Non-current liabilities	**3,043**	**3,094**	**3,322**
	Provision for pensions and similar liabilities	5	3	11
	Other provisions	27	8	0
	Mortgage debt	7	7	21
	Other credit institutions	1,085	718	563
	Trade payables	313	461	369
	Income tax	128	34	70
	Other payables	895	1,014	982
	Deferred income	26	11	67
	Current liabilities	**2,486**	**2,256**	**2,083**
	Current and non-current liabilities	**5,529**	**5,350**	**5,405**
	Equity and liabilities	**7,786**	**7,750**	**8,183**

8 Contingent items

Cash flow statement

Unaudited

Note		Group DKKm 2007/08 3 months	Group DKKm 2006/07* 3 months
	Operating profit, continuing operations	340	260
	Operating profit, discontinuing operations	0	0
	Depreciation and amortisation	130	145
5	Adjustment for other non-cash operating items	-1	-9
6	Changes in working capital	-269	-165
	Ingoing interest payments, etc.	12	23
	Outgoing interest payments, etc.	-36	-81
	Income tax paid	24	-67
	Cash flow from operating activities	**200**	**106**
	Investments in intangible assets	-3	0
	Investments in land and buildings	-18	-2
	Investments in plant and machinery	-123	-30
	Investments in non-current assets under constructions	0	-102
	Property, plant and equipment sold	6	22
	Purchase of other investments	0	0
	Acquired operations	0	0
	Divested operations	0	0
	Cash flow from investing activities	**-138**	**-112**
	Free cash flow	**62**	**-6**
	Dividend to shareholders	-396	-184
	Dividend to minority interests	0	0
	Investment in treasury shares	0	0
	Financing from shareholders	**-396**	**-184**
	Financing through long-term borrowing, instalments	-40	-7
	Financing through long-term borrowing, debt funding	0	50
	Financing through long-term borrowing, exchange rate adjustments	-3	0
	Cash flow from financing activities	**-439**	**-141**
	Net cash flow for the period	**-377**	**-147**
	Liquid and short-term credit faciities at 01.10.2007	-452	-128
	Exchange rate adjustments	-2	0
	Net cash flow for the period	-377	-147
7	**Liquid and short-term credit facilities at 31.12.2007**	**-831**	**-275**

The cash flow statement cannot be extracted directly from the published financial statements.

* Comparison figures are not adjusted with discontinuing operations

Statement of changes in equity
Unaudited

Group	Share capital		Exchange adjustment	Fair value	Proposed	Retained	Total
DKKm	A shares	B shares	reserve	reserve	dividend	earnings	equity
1.10.2006 - 31.12.2006							
Balance at 1.10.2006 as reported in annual report	18	222	-18	-65	184	2,463	2,804
Hedging against interest risks				39			39
Effect of hedging on deferred tax				-11			-11
Hedging against exchange rate risks				2			2
Effect of hedging on deferred tax				0			0
Net gain/loss not recognised in income statement	0	0	0	30	0	0	30
Exchange rate adjustment, assets in foreign currency						-63	-63
Exchange rate adjustment of opening balances and other adjustments relating to subsidiaries			25			22	47
Profit for the period						142	142
Total income for the period	0	0	25	30	0	101	156
Treasury shares purchased						1	1
Treasury shares sold							0
Dividend on treasury shares							0
Share based payments							0
Dividend paid out in respect of 2005/06					-184		-184
Balance at 31.12.2006	**18**	**222**	**7**	**-35**	**0**	**2,565**	**2,777**
1.10.2007 - 31.12.2007							
Balance at 1.10.2007 as reported in annual report	18	222	-18	4	396	1,776	2,398
Hedging against interest risks				10			10
Effect of hedging on deferred tax				-3			-3
Hedging against exchange rate risks				-2			-2
Effect of hedging on deferred tax				0			0
Net gain/loss not recognised in income statement	0	0	0	5	0	0	5
Exchange rate adjustment, assets in foreign currency						-44	-44
Exchange rate adjustment of opening balances and other adjustments relating to subsidiaries			-8			38	30
Profit for the period						239	239
Total income for the period	0	0	-8	5	0	233	230
Treasury shares purchased							0
Treasury shares sold							0
Dividend on treasury shares							0
Income from sale of employee shares						23	23
Share based payments							0
Dividend paid out in respect of 2006/07					-396		-396
Balance at 31.12.2007	**18**	**222**	**-26**	**9**	**0**	**2,032**	**2,255**

Notes 1-5
Unaudited

1. Segment information

Primary segment - business activities
Group

DKKm	Medical Care 2007/08	Medical Care 2006/07	Not allocated and eliminations 2007/08	Not allocated and eliminations 2006/07	Total 2007/08	Total 2006/07
Revenue	2,113	1,924	0	0	2,113	1,924
Operating profit for segment	451	352	-111	-97	340	255

Group DKKm	2007/08	2006/07
2. Financial income		
Interest income	9	9
Fair value adjustments, share options	25	0
Exchange rate adjustments	0	19
Other financial income	2	0
Total	**36**	**28**
3. Financial expenses		
Interest expense	39	47
Fair value adjustments, share options	0	34
Fair value adjustments on forward contracts transferred from equity	0	0
Exchange rate adjustments	0	0
Other financial expenses	5	1
Total	**44**	**82**
4. Minority interests		
Minority interests at 1.10.2007	2	1
Acquisitions	0	0
Share of net profit from subsidiaries	0	0
Dividend paid	0	0
Minority interests at 31.12.2007	**2**	**1**
5. Adjustment for other non-cash operating items		
Net gain/loss on non-current assets	-31	0
Change in other provisions	30	-9
Total	**-1**	**-9**

Notes 6-9
Unaudited

	Group DKKm 2007/08	2006/07
6. Changes in working capital		
Inventories	-97	-60
Trade receivables	-65	-63
Other receivables	41	-41
Trade and other payables etc.	-148	-1
Total	**-269**	**-165**

	2007/08	2006/07
7. Liquid and short-term credit facilities		
Marketable securities	1	1
Cash	2	1
Bank balances	258	307
Liquid ressources	261	309
Short-term credit facilities	-1,092	-584
Total	**-831**	**-275**

8. Contingent items

Contingent liabilities

The Coloplast Group is a party to a number of minor legal proceedings, which are not expected to influence the Group's future earnings.

9. Discontinued operations	***Breast Care*** *DKKm*		***Brachytherapy*** *DKKm*	
	2007/08	*2006/07*	*2007/08*	*2006/07*
Profit for the period until transfer of control:				
Revenue	0	98	0	26
Expenses	0	-92	0	-27
Operating profit	**0**	**6**	**0**	**-1**
Financial expenses, net	0	-4	0	0
Profit before tax	**0**	**2**	**0**	**-1**
Tax on profit for the period	0	-5	0	0
Profit for the period	**0**	**-3**	**0**	**-1**
The discontinued operations affected the income statement as follows:				
Profit for the period until transfer of control	0	-3	0	-1
Gain on sale of discontinued operations	0	0	0	0
Tax of gain on sale	0	0	0	0
Effect on profit for the period	**0**	**-3**	**0**	**-1**
The discontinued operations contributed the following cash flows during the period:				
Cash flow from operating activities			0	10
Cash flow from investing activities			0	-7
Cash flow from financing activities			0	6
Cash flow from discontinued operations			**0**	**9**

Further information

Investors and financial analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1665
E-mail: dklsk@coloplast.com

Peter Høgsted
Head of Investor Relations
Tel. +45 3085 1301
E-mail: dkptrh@coloplast.com

Press and the media

Jens Tovborg Jensen
Head of Media relations
Tel. +45 3085 1922
E-mail: dkjto@coloplast.com

This announcement is available in a Danish and an English-language version. In the event of discrepancies, the Danish version shall prevail.

END